Exhibit 99.11

In accordance with Listing Rule 9.6.14, Cable and Wireless plc (the ‘Company’) announces that Bernard Gray, Non-executive Director, resigned his Directorship of CMP Information, the UK publishing and events division of United Business Media and United Advertising Publications (‘UBM’) with effect from 30 September 2005. He was appointed Chief Executive at TSL Education Limited with effect from 18 October 2005.